Exhibit 99.3

360 DigiTech, Inc.

(A Company incorporated in the Cayman Islands with limited liability)

(NASDAQ: QFIN and HKEX: 3660)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to be held on March 31, 2023

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of 360 DigiTech, Inc. (the “Board”), a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value US$0.00001 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at 13/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China at 9:30 a.m. on March 31, 2023 (Beijing time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the EGM (the “EGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on February 28, 2023 (Hong Kong time) (the “Record Date”) are entitled to notice of, to attend and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A Ordinary Share is entitled to one vote. There are no Class B Ordinary Shares issued. The quorum of the EGM is one or more shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares that carry the right to vote at the EGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. This Form of Proxy and the accompanying EGM Notice will be first mailed to the shareholders of the Company on or about March 10, 2023.

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to the Company’s offices at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China, or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible so that it is received by the Company not less than 48 hours before the time of the EGM.

360 DigiTech, Inc.

(A Company incorporated in the Cayman Islands with limited liability)

(NASDAQ: QFIN and HKEX: 3660)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to be held on March 31, 2023

(or any adjourned or postponed meeting thereof)

I/We __________________ of __________________________, being the registered holder(s) of _____________________ Class A Ordinary Shares 1, par value US$0.00001 per share, of 360 DigiTech, Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting 2 or _________________ of __________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 13/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China at 9:30 a.m. on March 31, 2023 (Beijing time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTIONS	FOR [34]	AGAINST [3]	ABSTAIN [3]
1.

As a special resolution,

THAT, the English name of the Company be changed from “360 DigiTech, Inc.” to “Qifu Technology, Inc.” and the name “奇富科技股份有限公司” be adopted as the dual foreign name of the Company.

2.

As a special resolution, THAT, the authorized share capital of the Company be varied and amended as follows (the “Variation of Share Capital”):

(a)   all authorized Class B Ordinary Shares of US$0.00001 each (whether issued or unissued) shall be re-designated and re-classified as Class A Ordinary Shares of US$0.00001 each on a one-for-one basis; and

(b)   all authorized and unissued shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the Memorandum of Association and Articles of Association of the Company shall be re-designated and re-classified as Class A Ordinary Shares of US$0.00001 each on a one-for-one basis, such that following the Variation of Share Capital, the authorized share capital of the Company shall be US$50,000 divided into 5,000,000,000 Class A Ordinary Shares of US$0.00001 each

Notes:

[1]	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”. You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

No.	RESOLUTIONS	FOR [34]	AGAINST [3]	ABSTAIN [3]
3.

As a special resolution,

THAT, the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form attached as Appendix I to the Notice of the Extraordinary General Meeting.

Dated _______________, 2023	Signature(s)

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.

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